December 13, 2005

Mr. R. Patrick Murray, II, Vice President and Chief Financial
Officer

Calumet Specialty Products Partners, L.P.
2780 Waterfront
Pkwy E. Drive, Suite 200
Indianapolis, Indiana 46214

      Re:	Calumet Specialty Products Partners, L.P.
      	Amendment No. 1 to Registration Statement on Form S-1
      Filed November 16, 2005
      File No. 333-128880

Dear Mr. Murray:

      We have reviewed your filing and response letter dated
November
16, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Cover Page

1. We reissue prior comment 10 and ask that you remove the amounts of the minimum quarterly distribution.

Risk Factors, page 14

2. Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin "although" or "while," such as the third sentence in the first paragraph under "Our hedging activities...," the third sentence in the first paragraph under "Our business subjects us to inherent risk...." and the sixth sentence in
the last paragraph under "Our refineries face operating
hazards...."
Instead, focus on the underlying risk and the harm that could result.
You may provide other details later in your document.

Our Cash Distribution Policy and Restrictions on Distributions,
page
36

Unaudited Pro Forma Cash Available for Distribution, page 41

3. We note that you have added the term "Available Liquidity" to the table on page 41 and in other parts of the filing. Define that term, explain why you include and clarify how it differs from similar sounding terms such as "Pro forma cash available for distribution" and "Estimated cash available for distribution." We note that term does not appear in the partnership agreement or glossary.

4. Similarly, you have added a line item on page 41 for "Consolidated leverage ratio." Footnote (n) neither defines this term nor explain its relevance. It is not defined in the glossary either. Please revise or advise.

5. Expand footnotes (d) and (e) on page 42 to provide a reasonably detailed discussion of your use of derivative instruments or provide a cross-reference to such discussion in the prospectus.

Underwriting, page 149

6. We note your response to prior comment 43 and the language that the representatives propose to include. If accurate, generic references to members of the staff in the Division as a whole may be appropriate, but it appears incorrect to suggest that particular matters were reviewed by or with the Commission. Please revise or advise.

7. We note your response to prior comment 44. Please acknowledge the effective date of the Securities Offering Reform and its new treatment of electronic road shows. See Release Nos. 33-8591, 34-52056 and Securities Act Rule 433 for further guidance.

Unaudited Pro Forma Consolidated Statements of Operations, page F-
4

8. We have reviewed your response to comment 48 in our letter dated
November 4, 2005.  With regard to your response:

(a) Please tell us whether the EPS allocations in your pro forma statements of operations are consistent with the allocations of income and loss required by your partnership agreement. We refer you to "Allocation of Income, Gain, Loss and Deduction," which appears on the top of page 139 of your amended Form S-1. In particular, tell us how the allocation of pro forma net loss per unit for the nine months ended September 30, 2005, complies with that paragraph.

(b) Please expand Note 3 to the pro forma financial statements to more fully describe the allocations of earnings between common and subordinated units and how those allocations relate to the terms of the partnership agreement. Additionally, you state, "...we assumed that the minimum quarterly distribution was made to all unitholders for each quarter during the periods presented..." It appears to us that you assumed that the minimum quarterly distribution was made to all common unitholders, but not to subordinated unitholders.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sandra Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.  Please contact Jason Wynn at (202) 551-3756 or me at
(202)
551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	S. Eisen
	K. Calder
      J. Wynn

      via facsimile
	David Oelman and Catherine Gallagher
      Vinson & Elkins L.L.P.
            (713) 615-5861

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Mr. R. Patrick Murray, II
Calumet Specialty Products Partners, L.P.
December 13, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010